[redacted]

2/23/15

SE 15045218 OMMISSION
9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 23 2015
Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 52747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hyde Park Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 N. Franklin Street, 2nd Floor
(No. and Street)

Tampa, FL 33602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. McDonald III 813.383.0206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

100 S. Ashley Drive, Suite 1650 Tampa, FL 33602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/24/15

OATH OR AFFIRMATION

I, John M. McDonald III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyde Park Capital Advisors, LLC, as of February 20, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Jenny Lynn Pelletier
My Commission EE 216617
Expires 07/16/2016

Signature

Senior Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
TABLE OF CONTENTS
DECEMBER 31, 2014

Warren Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida

We have audited the accompanying financial statements of Hyde Park Capital Advisors, LLC, which comprise the statement of financial condition as of December 31, 2014 and the related statements of operations and changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Hyde Park Capital Advisors, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hyde Park Capital Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Hyde Park Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Hyde Park Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Tampa, Florida
February 20, 2015

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	76,296
Accounts receivable		15,000
Furniture and equipment, net		29,359
Prepaid expenses and other assets		38,020
	$	158,675

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, trade	$	32,489
Member's equity		126,186
	$	158,675

See notes to the financial statements.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

REVENUES	
Investment banking	$ 3,153,001
Interest and other income	1,504
Total revenues	3,154,505
EXPENSES	
Employee compensation and benefits	946,725
Managing directors' compensation and benefits	157,210
Bad debt expense	26,721
Business development expenses	525,691
Office expenses	178,348
Other expenses	53,098
Occupancy expenses	128,364
Professional fees	30,954
Total expenses	2,047,111
NET INCOME	1,107,394
MEMBER'S EQUITY AT BEGINNING OF YEAR	199,816
MEMBER'S CONTRIBUTIONS	350,000
MEMBER'S DISTRIBUTIONS	(1,531,024)
MEMBER'S EQUITY AT END OF YEAR	$ 126,186

See notes to the financial statements.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,107,394
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	14,348
Bad debt expense	26,721
Changes in operating assets and liabilities:	
Accounts receivable	(41,721)
Prepaid expenses and other assets	(22,610)
Accounts payable, trade	11,247
Net cash provided by operating activities	1,095,379
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(12,456)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	350,000
Member's distributions	(1,531,024)
Net cash used by financing activities	(1,181,024)
DECREASE IN CASH	(98,101)
CASH AT BEGINNING OF YEAR	174,397
CASH AT END OF YEAR	$ 76,296

See notes to the financial statements

1. DESCRIPTION OF BUSINESS

Hyde Park Capital Advisors, LLC (the "Company") is a Florida limited liability company that is wholly-owned by Hyde Park Capital Partners, LLC (the "Member"). As of December 31, 2014, Hyde Park Capital Partners, LLC has two members, each of whom has the same rights, privileges, and liabilities.

Operations commenced on January 7, 2000. The corporate headquarters is located in Tampa, Florida. The Company was formed to provide investment banking services to middle market, private and public companies throughout the United States. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Management Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash
Cash is maintained at several financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. The Company had no amounts on deposit in excess of federally insured limits at December 31, 2014.

Accounts Receivable
Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. As of December 31, 2014, there was one outstanding accounts receivable balance and no related allowances were necessary since the full amount of this accounts receivable was collected in early January. Interest is not typically charged on past due receivables.

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is primarily calculated by the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Investment Banking Revenues

Investment banking revenues consist of fees earned from providing merger and acquisition, capital raising, and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Initial commitment fees and monthly retainer fees are non-refundable and recognized on a monthly basis as earned. Deferred revenue is recorded when cash is received but services have yet to be performed.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs for the year ended December 31, 2014 amounted to $3,503.

Income Taxes

The Company is treated as a partnership for income tax purposes. As a result, the Member will report the entire taxable income on its income tax return. Therefore, no provision for income taxes has been included in these financial statements.

The Financial Accounting Standards Board Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2014. The Company's income tax returns are no longer subject to examination by U.S. taxing authorities for years prior to 2011.

3. FURNITURE AND EQUIPMENT

As of December 31, 2014, furniture and equipment and the related accumulated depreciation consisted of the following:

Computer equipment	$ 49,607
Office equipment	31,166
Furniture	6,195
Website	22,328
	109,296
Accumulated depreciation	(79,937)
	$ 29,359

Depreciation expense amounted to $14,348 for the year ended December 31, 2014.

4. LEASE COMMITMENT

The Company has obligations under an office equipment operating lease with an initial non-cancelable term in excess of one year.

The remaining minimum lease payments due on this operating lease are as follows:

Year Ending December 31,	
2015	$ 3,298
2016	2,199
Total	$ 5,497

Rent expense under this lease was approximately $3,298 for the year December 31, 2014.

5. RETIREMENT PLAN

The Company sponsors a contributory profit-sharing plan for all employees who have completed one year of service. Contributions to the plan are discretionary. During the year ended December 31, 2014, the Company made contributions totaling $124,992.

6. CAPITAL WITHDRAWALS AND CONTRIBUTIONS

As the Company closes investment banking transactions, it may, at its discretion, withdraw capital from the business to make distributions to its Member. These withdrawals are dependent on the timing and amount of investment banking fees received. The Member made contributions of $350,000 during 2014.

7. RELATED PARTY TRANSACTIONS

In May 2006, the building which houses the principal executive offices was purchased by Hyde Park Capital Building, LLC, a company wholly-owned by the Member and an affiliate of the Company. During 2010, the Company entered into an Expense Sharing Agreement with the Member to reimburse the Member for a portion of the expenses incurred by the affiliate company. This agreement is reviewed and updated annually. Under the 2014 agreement, the Company recorded a monthly expense of $4,400, which is included in occupancy expense on the accompanying statement of operations and changes in member's' equity.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2014, the Company had net capital of $43,807, which was $38,807 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.74-to-1.00.

SUPPLEMENTARY INFORMATION

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL	
Total member's equity	$ 126,186
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	126,186
Add: Subordinated borrowings allowable in computation of net capital	-
Add: Other (deductions) or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated borrowings	126,186
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	15,000
Prepaid expenses and other assets	38,020
Furniture and equipment, net	29,359
Total deductions and/or charges	82,379
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	43,807
HAIRCUTS ON SECURITIES	-
TOTAL NET CAPITAL	$ 43,807
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, trade	$ 32,489
Computation of basic net capital requirement:	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$ 2,166
Minimum net capital required	$ 5,000
Excess net capital	$ 38,807
Ratio: aggregate indebtedness to net capital	74%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE II – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE IV – SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2014

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

Warren Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors
Hyde Park Capital Advisors, LLC
Tampa, Florida

We have reviewed management's statements, included in the accompanying "Hyde Park Capital Advisors, LLC's Exemption Report," in which (1) Hyde Park Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hyde Park Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Hyde Park Capital Advisors, LLC stated that Hyde Park Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hyde Park Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hyde Park Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Tampa, Florida
February 20, 2015

Hyde Park Capital Advisors, LLC
Exemption Report

Hyde Park Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

(k)(2)(i): Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Hyde Park Capital Advisors, LLC".

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Hyde Park Capital Advisors, LLC

Hyde Park Capital Advisors, LLC

I, John McDonald do swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: John McDonald

Title: Senior Managing Director

December 31, 2014

Warren Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Hyde Park Capital Advisors, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries (check #5418 for $7,465 and check #5649 for $421), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. There were no adjustments reported in Form SIPC-7;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. There were no overpayments applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Tampa, Florida
February 20, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2357*********************MIXED AADC 220
052747 FINRA DEC
HYDE PARK CAPITAL ADVISORS LLC
701 N FRANKLIN ST
TAMPA FL 33602-4443

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN McDONALD 813-383-0206

2. A.	General Assessment (item 2e from page 2)	$ 7,886
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/2/14 Date Paid	(7,465.00)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ ~~7,886~~ 421.
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 421
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HYDE PARK CAPITAL
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of JANUARY, 20 15.

SENIOR MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,154,505
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 3,154,505
2e. General Assessment @ .0025	$ 7,886 ~~.26~~
	(to page 1, line 2.A.)